Exhibit 99.1

Beamr Launches Blueprint: Fast Track to ML-Safe Compression for Autonomous Vehicle Teams

In Blueprint, Beamr video data experts test compression on autonomous vehicle team’s own models and workflows, delivering a verified plan built for their stack. A global autonomous vehicle program has already begun a Blueprint engagement

Herzliya, Israel, July 16, 2026 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today announced Beamr Blueprint, an expert engagement that gives autonomous vehicle (AV) teams a fast, reliable path to proof of what video compression is safe to adopt. The first Blueprint engagement is already underway with a global AV program.

AV operations depend on massive amounts of real-world and synthetic video data that double annually, according to industry estimates. Datasets of tens to hundreds of petabytes slow down development and drive-up cost. Just a few hours of test driving can fill a large in-vehicle video recorder.

Compression is required to handle this volume of video data. However, every AV stack runs different pipelines and models, and the industry lacks a shared framework to verify ML-safe video data across the AV pipeline. Teams need a solution that is both reliable and fast to put into production, and fitted to their specific stack.

Beamr Blueprint AV answers this urgent need: Beamr’s video data experts map the AV pipeline end to end, from in-vehicle capture through cloud storage to training, then test compression on the team’s own models, data, and business goals. The engagement delivers a verified plan the team can act on: where lossy or lossless compression can cut storage and networking costs, increase fleet efficiency, and accelerate the training and development cycles that depend on moving that data, without compromising model accuracy.

Blueprint expands Beamr’s reach for AV teams, along with integration inside the platforms and tools teams already work in. Earlier this month, Beamr’s technology became available in the RTMaps AI Store of Intempora, a dSPACE company. Blueprint will be offered through partners as well.

“Tier-1 suppliers and OEMs have asked us to bring our expertise directly into their pipelines, with the judgment to know where compression is safe and where it is not,” said Sharon Carmel, Beamr CEO. “Blueprint AV turns that work into a defined offering, and paired with our ecosystem partnerships, it gives teams a faster path from evaluation to adoption - while opening a commercial channel for Beamr alongside our technology licensing.”

Beamr has published a series of benchmarks for ML-safe video data across the AV pipeline. Beamr’s technology, Content-Adaptive Bitrate technology (CABR), has delivered up to 50% reductions in storage, networking, and compute. For object detection, CABR showed under 2% difference in mean Average Precision, well within a model’s expected variance.

To scope a Blueprint AV engagement on your own AV video data, visit this link.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com and follow us on Linkedin and X.

Forward-Looking Statements

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Investor Contact:

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